February 15, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (707) 863-6815

David L. Payne
Chief Executive Officer
Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

      Re: **Westamerica Bancorporation.**
              Definitive 14A
              Filed March 19, 2007
              File No. 01-9383

Dear Mr. Payne:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3419.

                              Sincerely,

                              Christian Windsor
                              Special Counsel